Exhibit 2

FOR IMMEDIATE RELEASE

John G. Sylvia - Senior Vice President, Chief Financial Officer   402-341-4500
Dale R. Schuster - Vice President, Administration                 402-341-4500


        CalEnergy Closes Imperial Valley Acquisition


    OMAHA, NEBRASKA, April 17, 1996 --- CalEnergy Company, Inc., formerly known as California Energy Company, Inc. ("CalEnergy") (NYSE, PSE and LSE symbol: CE) announced today that it has completed the acquisition of Edison Mission Energy's partnership interests in four geothermal facilities in California for a cash purchase price of $70 million.

   The four projects, Vulcan (34 net MW), Hoch (Del Ranch) (38 net MW), Leathers (38 net MW) and Elmore (38 net MW), are located in the Imperial Valley of California. CalEnergy operates the facilities and sells power to Southern California Edison Company under long-term contracts. Prior to this transaction, CalEnergy was a 50% owner of these facilities and the acquisition of Edison Mission Energy's 50% interest results in CalEnergy owning an additional 74 net MW of generating capacity.

   David Sokol, Chairman and Chief Executive Officer said, "We are pleased to have closed the acquisition of the remaining 50% interest in the Imperial Valley Partnership projects. This acquisition brings us many benefits, including increased operating flexibility, cost savings and efficiencies as well as earning an attractive return on our investment."

   CalEnergy Company, Inc., a leading independent power producer, is an international developer, owner and operator of environmentally responsible power generation facilities. Its thirteen operating facilities produce 575 net MW of power, with 745 net MW under construction and in excess of an additional 1,400 net MW currently under award or contract.


                            # # #